

05040361

GE COMMISSION
20549

VF 3-25-05

SEC FILE NO.
8-39613

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

...Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JMP Securities LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

600 Montgomery Street, Suite 1100
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Slacik (415) 835-8936
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	San Francisco	CA	94105
(ADDRESS) Number and Street	City	State	Zip Code

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 179 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





OATH OR AFFIRMATION

I, Frank Slacik, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JMP Securities LLC, as of December 31, 2004, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

LESLIE HARIVEL
Commission # 1365143
Notary Public - California
San Francisco County
My Comm. Expires Nov 17, 2006

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Member of JMP Securities LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of JMP Securities LLC (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2005

JMP Securities LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 33,491,328
Marketable securities owned and held at clearing broker, at market value	5,006,383
Other investments	1,814,200
Investment banking fees receivable	6,468,638
Receivable from clearing broker	909,337
Due from affiliates	486,180
Restricted cash	257,142
Other assets	436,052
Total assets	$ 48,869,260
Liabilities and Member's Equity	
Liabilities	
Accrued compensation	$ 5,632,663
Accounts payable and accrued expenses	2,556,623
Payable to broker-dealers	1,410,188
Total liabilities	9,599,474
Liabilities subordinated to claims of general creditors	12,000,000
Commitments and contingencies (Note 5)	
Member's equity	27,269,786
Total liabilities and member's equity	$ 48,869,260

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

JMP Securities LLC (the "Company"), a wholly-owned subsidiary of JMP Group LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and does not hold funds or securities for customers, owe any money or securities to customers, and does not carry customer accounts. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents
The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Commission revenues and related expenses resulting from securities transactions executed as agent are recorded on a trade date basis. Investment banking revenues include underwriting, corporate finance fees and private placement fees and are recorded when the underlying transaction is completed under the terms of the relevant agreement. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter and include management fees, selling concessions and underwriting fees, net of related syndicate expenses. Corporate finance revenues consist primarily of merger and acquisition fees and other corporate finance advisory fees. Syndicate expenses related to securities offerings in which the firm acts as underwriter or agent are deferred until the related revenue is recognized.

Restricted Cash
Restricted cash consists of cash that is restricted as to withdrawal and is on deposit with the clearing broker.

Marketable Securities Owned and Securities Sold, But Not Yet Purchased
Marketable securities owned consist primarily of U.S. government debt securities which are recorded at fair value, which is generally based on quoted market prices with unrealized gains and losses included in Principal transactions on the statement of income. The securities owned are held on deposit with the clearing broker and may be hypothecated or borrowed by the clearing broker.

Other Investments
Other investments consist of warrants to purchase securities of Majesco Holdings, Inc. (NASDAQ: MJES), which are convertible or exchangable into common stock and are valued at fair value as determined by management. Unrealized gains and losses are included in Principal transactions on the statement of income.

Fair Value of Financial Instruments
Management estimates that the aggregate net fair value of the following financial instruments recognized on the statement of financial condition – receivable from clearing broker, investment banking fees receivable, accounts payable and accrued expenses – approximate their carrying value because such financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing. However, management cannot estimate the fair value of the subordinated borrowings as these transactions are between affiliated entities.

Income Taxes
No provision is made in the financial statements of the Company for income taxes. As a wholly-owned subsidiary of the Parent, all income and losses of the Company are reportable by the members of the Parent in accordance with the relevant provisions of the Internal Revenue Code.

Receivable from Clearing Broker
The receivable from clearing broker represents commissions receivable from its clearing broker for commissions generated in December 2004 and paid in January 2005, net of clearing costs.

3. **Subordinated Borrowings**

Borrowings under subordination agreements as of December 31, 2004, consisted of the following:

JMP Group LLC Interest at 20% matures on April 30, 2005	$ 2,000,000
JMP Group LLC Interest at 20% matures on April 30, 2005	2,500,000
JMP Group LLC Interest at 20% matures on October 31, 2005	1,000,000
JMP Group LLC Interest at 20% matures on October 31, 2005	2,500,000
JMP Group LLC Interest at 20% matures on January 31, 2006	4,000,000
	$ 12,000,000

In addition, the Company has a revolving subordinated loan agreement with its clearing broker for $3 million that matures annually and bears interest at the prime rate plus 2% annually. As of December 31, 2004, the Company had no outstanding borrowings on this agreement.

Interest expense on these subordinated liabilities for the year ended December 31, 2004 was $2,358,333.

Liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and qualify as equity capital in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that the subordinated liability is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

4. Related Party Transactions

During the year, the Company paid certain operating expenses on behalf of the Parent and JMP Asset Management LLC ("JMPAM"), a fellow subsidiary of the Company, which were reimbursed on a monthly basis. In addition, the Parent allocated depreciation of fixed assets to the Company of about $1,060,000 in accordance with a service agreement.

The Company paid JMPAM a management fee monthly for asset management services received in relation to the Company's portfolio securities up through October 2004. This arrangement was terminated in October 2004. The total management fees paid during the year ended December 31, 2004 was $264,749 and is reflected in the statement of income.

The Company paid $2,358,333 of interest expense to the Parent under the subordinated borrowing arrangements (see Note 3).

5. Commitments and Contingencies

The Company has obligations under an operating lease agreement for office space in Chicago, which expires in January 2006. The minimum future commitments for this lease agreement are approximately $30,000. Rental expense for the year ended December 31, 2004 was $1,000,279.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2004, the Company had no open underwriting commitments.

The securities owned are on deposit with the clearing broker and together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

6. Regulatory Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $34,827,817, which was $34,520,912 in excess of its required net capital of $306,905. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

7. Guarantees

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Should a customer not fulfill their obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2004 have settled with no resulting liability to the Company. During 2004, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2004.

The Company is engaged in various investment banking and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

8. Litigation

Due to the nature of its business, the Company is subject to various threatened or filed legal actions. Management, after consultation with legal counsel, believes that these actions will not result in any material adverse effect on the Company's financial statements.